Mail Stop 3233
                                                             September 27, 2018


Via E-mail
Nick Bhargava
Executive Vice President, Secretary and Acting Chief Financial Officer Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

       Re:     Groundfloor Finance Inc.
               Offering Statement on Form 1-A
               Post-qualification Amendment No. 24
               Filed August 23, 2018
               Correspondence filed September 19, 2018
               File No. 024-10753

Dear Mr. Bhargava:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2. Because subsequent draws (i.e., draws 2 through 8 with respect to each project) will not be funded until an unspecified future date and the corresponding LROs will not be offered and sold until such time, this appears to be a delayed offering, which is not permissible under Securities Act Rule 251(d)(3)(i)(F).
       Please revise the terms of your offering to bring it within compliance with Rule
       251(d)(3)(i)(F).

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Nick Bhargava
Groundfloor Finance Inc.
September 27, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-
3215 with any questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities